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Preference Letter re: Change in Accounting Principles re: LIFO to FIFO


Board of Directors
PVC Container Corp.


Dear Sirs:

Note 18 of the Notes to Consolidated Financial Statements of PVC Container Corp. (the "Company") included in its Form 10-K for the year ended June 30, 2000 describes a change in the method of accounting for valuing inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method.

There are no authoritative criteria for determining a "preferable" inventory method based on the particular circumstances; however, we conclude that the change in the method of determining inventory cost is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited in Note 18, is preferable in your circumstances.

                                   Very truly yours,



                                   /s/ Ernst & Young LLP